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Exhibit 12.1

HELMERICH & PAYNE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio)

	Six Months Ended March 31, 2015	Years Ended September 30,
		2014	2013	2012	2011	2010
Fixed Charges
Interest Expense	3,032	4,654	6,129	8,653	17,355	17,158
Interest Capitalized During the Period	3,030	7,677	8,788	12,882	8,207	6,438
Net Amortization of Debt Discount and Premium and Issuance Expense	59	400	409	315	169	642
Interest Portion of Rental Expense	448	826	692	656	569	499

Total Fixed Charges Denominator	6,569	13,557	16,018	22,506	26,300	24,737
Earnings
Pretax Income from Continuing Operations	559,162	1,096,314	1,114,297	902,580	687,067	438,236
Fixed Charges Calculated Above	6,569	13,557	16,018	22,506	26,300	24,737
Less Interest Capitalized During the Period	(3,030)	(7,677)	(8,788)	(12,882)	(8,207)	(6,438)
Current Period Amortization of Interest Capitalized in Prior Periods	2,117	3,963	3,621	3,109	2,299	1,787

Earnings Numerator	564,818	1,106,157	1,125,148	915,313	707,459	458,322
Ratio of Earnings to Fixed Charges	86.0x	81.6x	70.2x	40.7x	26.9x	18.5x

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  Exhibit 12.1
HELMERICH & PAYNE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ($ in thousands, except ratio)